+++++++++++++++
+             +
+   FORM 4    +
+             +
+++++++++++++++


                   U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Check box if no longer subject to
[ ]  Section 16.  Form 4 or Form 5
     obligations may continue. See
     Instruction 1(b).


     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
   Section 17(a) of the Public Utility Holding Company Act of 1935 or Section
                 30(f) of the Investment Company Act of 1940

(Print or Type Reponses)
_____________________________________________________________________________
1.  Name and Address of Reporting Person*

Value Partners, Ltd.
4514 Cole Avenue, Suite 808
Dallas  Texas  75205

_____________________________________________________________________________
2.  Issuer Name and Ticker or Trading Symbol

Miami Computer Supply Corporation (MCSC)

_____________________________________________________________________________
3.  IRS or Social Security Number of Reporting Person (Voluntary)

75-2291866-Value Partners, Ltd.
75-2741747-Ewing & Partners
_____________________________________________________________________________
4.  Statement for Month/Year September 1999

_____________________________________________________________________________
5.  If Amendment, Date of Original (Month/Year)

_____________________________________________________________________________
6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
____ Director                        __X__ 10% Owner

____ Officer (give title below)      ____ Other (specify below)

_____________________________________________________________________________
7.  Individual or Joint/Group Filing (Check Applicable Line)

_____ Form filed by One Reporting Person

__X__ Form filed by More than One Reporting Person (1)

_____________________________________________________________________________



Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially
           Owned


1.Title of       2.Trans-           3.Trans-         4.Securities Acquired (A)
  Security         action Date        action           or Disposed of (D)
  (Instr. 3)       (Month/Day/        Code
                    Year)             (Instr.8)         (Instr. 3, 4 and 5)
  ---------      -------------      -----------      ------------------------
                                      Code +  V      Amount+ (A)or(D)+ Price
                                    ------ +---      ------+---------+-------
Common Stock       9/14/99            P    +          500  +  A      + $18.50
Common Stock                               +               +         +
Common Stock                               +               +         +
Common Stock                               +               +         +



5. Amount of Securities  6. Ownership Form:   7.Nature of Indirect
   Beneficially Owned       Direct (D) or       Beneficial Owner-
   at End of Month          Indirect (I)        ship
   (Instr.3 and 4)          (Instr. 4)          (Instr. 4)
  ---------------------     ---------------     -------------------
      3,000                      I                    (5)
  1,425,191                   D(1)(2)
     41,728                      I                    (4)
      3,725                      I                    (3)


Reminder: Report on a separate line                                     (Over)
 for each class of securities beneficially owned directly or indirectly.
 * If the form is filed by more than one
  reporting person, see Instruction 4(b)(v).



FORM 4 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)


1. Title of Deri-      2.Conver-       3.Transaction      4.Transaction Code
   vative Security       sion or         Date
   (Instr. 3)            Exercise        (Month/Day/        (Instr. 8)
                         Price of        Year)
                         Derivative
                         Security
  ---------------        ----------      ------------        ----------------

                                                             CODE  +   A
                                                             ----  + -----
                                                                   +


5. Number of       6. Date Exercisable      7. Title and       8. Price of
   Derivative         and Expiration           Amount of          Derivative
   Securities         Date (Month/             Underlying         Security
   Acquired (A)       Day/Year)                Securities         (Instr. 5)
   or Disposed        ----------------
   of (D)
                      Date    + Expir-         (Instr. 3
   (Instr. 3,         Exer-   + ation           and 4)
    4 and 5)          cisable + Date        --------------
  -------------               +             Title+Amount or
   (A) +  (D)                 +                  +Number of
  ---- + ------      -------- + ------           +Shares
       +                      +             -----+---------
                                                 +


9. Number of        10. Ownership           11. Nature of
   Derivative           Form of                 Indirect
   Securities           Derivative              Beneficial
   Benefically          Security:               Ownership
   Owned at             Direct (D)
   End of Month         or Indirect (I)         (Instr. 4)

   (Instr. 4)           (Instr. 4)
   ------------         ---------------         -----------



Explanation of Responses:

(1) Value Partners, Ltd. ("VP") is a Texas limited partnership and holds the shares of Common Stock directly.
(2) Ewing & Partners ("EP") is a Texas general partnership and is the general partner of VP.
(3) These shares are owned by the Timothy G. Ewing SARSEP IRA Account. Timothy G. Ewing is a general partner of EP.
(4) These shares are owned by the Timothy G. Ewing IRA Account. Timothy G. Ewing is a general partner of EP.
(5) These shares are owned by the Timothy G. Ewing investment account. Timothy G. Ewing is a general partner of EP.


                            /s/ Timothy G. Ewing               October 6, 1999
                            --------------------               ---------------
                                Timothy G. Ewing,                     Date
                                General Partner
                                Ewing & Partners

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for Procedure.

Potential persons who are to respond to
the collection of information contained
in this form are not required to respond                                Page 2
unless the form displays a currently valid OMB number.